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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         GLOBAL MOTORSPORT GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                         GLOBAL MOTORSPORT GROUP, INC.
                       (NAME OF PERSON FILING STATEMENT)

                               ----------------

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   378937106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                              JAMES J. KELLY, JR.
                          EXECUTIVE VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER
                         GLOBAL MOTORSPORT GROUP, INC.
                             16100 JACQUELINE COURT
                         MORGAN HILL, CALIFORNIA 95037
                                 (408) 778-0500

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                               ----------------

                                   Copies to:
                             THOMAS D. MAGILL, ESQ.
                           GIBSON DUNN & CRUTCHER LLP
                                  4 PARK PLAZA
                                JAMBOREE CENTER
                             IRVINE, CA 92614-8557
                                 (714) 451-3800

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  This Statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on April 13, 1998, as amended (the "Schedule 14D-9"), relating to the offer by Golden Cycle, LLC, a Pennsylvania limited liability, to purchase all of the issued and outstanding shares of common stock, par value $.001 per share, including associated Preferred Stock Purchase Rights (the "Shares"), of Global Motorsport Group, Inc., a Delaware corporation (the "Company"), for an amount equal to $18.00 per Share, net to the seller in cash, without interest. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  Subparagraph (b)(i) of Item 4 is hereby supplemented as follows: As a result of the financial advice and analysis presented by Cleary Gull, the Board concluded that the various valuation multiples found in the marketplace, particularly when applied to the Company's estimated operating results for fiscal 1999 and 2000, resulted in an implied valuation of the Company significantly in excess of $18.00 per share;

  Subparagraph (b)(iii) of Item 4 is hereby supplemented as follows: Such information led the Board to conclude that implementation of one or more of such potential alternative transactions would likely produce an implied Share value in excess of $18.00.

  The last paragraph in Item 4 is hereby supplemented as follows: The Board found that each of the above factors supported its determination that the Offer was inadequate.

                                       2
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ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

   4(a)(1) Letter to Stockholders, dated April 13, 1998, from the Company's
           Board of Directors.*
   4(a)(2) Press release, dated April 13, 1998, issued by the Company.*
   8(a)(1) Company materials.*
   8(a)(2) Press release, dated April 21, 1998, issued by the Company.*

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 * Previously filed.

                                       3
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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          GLOBAL MOTORSPORT GROUP, INC.

                                                   /s/ Joseph Piazza
                                          By: _________________________________
                                                      Joseph Piazza
                                              President and Chief Executive
                                                         Officer

Dated: April 29, 1998

                                  EXHIBIT LIST

   4(a)(1) Letter to Stockholders, dated April 13, 1998, from the Company's
           Board of Directors.*
   4(a)(2) Press release, dated April 13, 1998, issued by the Company.*
   8(a)(1) Company materials.*
   8(a)(2) Press release, dated April 21, 1998, issued by the Company.*

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 * Previously filed.